

February 25, 2011

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

> **Re: Golden Growers Cooperative**
> **Form 10, Amendment 4**
> **Filed December 20, 2010**
> **File No. 000-53957**

Dear Mr. Dillon:

We have reviewed your supplemental response dated February 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Notes to Financial Statements

Restatement of Previously Issued Financial Statements, page F-7

1. We note you have restated your financial statements for the fiscal year ended August 31, 2007, 2008 and 2009 and the four month period ended December 31, 2009. Please file an Item 4.02 Form 8-K disclosing such restatement or tell us why you believe such filing is not required.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services